TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2016 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Notwithstanding the unprecedented reduction in the operations of our principal customers,
2016 Second-Quarter Results Include:

•	Income of $662.6 million.
•	Consolidated EBITDA of $205.4 million.
•	Maritime fleet utilization of 72 percent in offshore segment and 99 percent in product tankers and chemical tankers.
•	Successful implementation of supply chain financing with NAFIN.
•	$378.5 million payment of Company’s Trust Certificates, including $70.0 million of principal.

(Mexico City, August 11, 2016) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the second quarter and first half of 2016.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “The drop in oil prices generated an unprecedented reduction in the demand for oil services around the world, as well as in all offshore vessels in México.”

The Company implemented a strategic plan aiming to offset the impact of the aforementioned events, the most relevant actions include:
•
Diversify sources of income and customers. The Company has made significant progress diversifying its customer’s base in the product tankers, harbor tug vessels and the shipyard segments, business lines that registered positive results. In addition in Ports and Terminal Division, Grupo TMM recently announced a strategic alliance with TransCanada and Sierra Oil & Gas to jointly develop storage and transportation infrastructure to serve the growing demand for refined products in the central region of Mexico.

•	Strategic reduction of Costs and SG&A expenses to partially offset the impact of afore mentioned events on the Company’s EBITDA.
•	Started operations with NAFIN (the supplier’s chain program) to reduce liquidity risk and reduce the effect of the new payment policies of the Company’s principal customers.
•	Significant progress in its capitalization process.

These actions will be gradual and will most likely have a positive impact in our results in the following quarters.

SECOND-QUARTER AND FIRST-HALF 2016 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenues in the 2016 second quarter and first six months decreased 20.8 percent and 3.2 percent respectively, mainly due to lower revenues in the Maritime segment as the result of reduced demand by the Company’s principal customers.

Consolidated operating income in the 2016 second quarter decreased 49.4 percent to $38.8 million compared to 76.5 million in the same period last year, mainly due to reduced revenue in Maritime segment, partially offset by a benefit of $111.4 million in proceeds from the sale of a strategic asset to a company related to Grupo TMM and directly linked to the development of a hydrocarbon storage terminal in Tuxpan. In the first six months of 2016 consolidated operating income decreased year over year 1.1 percent to $174.5 million compared to $176.4 million for the same period of 2015.

In the 2016 second quarter, non-recurrent operations reported $108.4 million income, due mainly to proceeds from the sale of the asset discussed above, compared to $5.3 million expenses in the same period 2015. In the first six months of 2016 non-recurrent operations was $109.5 million income compared to $10.9 million income in the same period last year.

Second-quarter 2016 consolidated EBITDA was $205.4 million compared to $257.5 million in the second quarter last year. In the 2016 six-month period, consolidated EBITDA was $498.5 million compared to $514.7 million for the same period of 2015.

Year over year, second-quarter free cash flow was $21.7 million in the 2016 period compared to $75.2 million in the 2015 period, and in the  first six months was $140.8 million in the 2016 period compared to $158.6 million in the 2015 period.

Compared to the same period last year, Maritime revenues decreased 23.9 percent in the 2016 second quarter due mainly to decreased revenues in the  offshore segment of 46.6 percent attributable to 59 percent utilization of vessels due to reduced demand of the Company’s principal costumers, as well as an 11.2 percent reduction in revenues in product tankers, partially offset by higher revenues in chemical tankers of 46.4 percent attributable to the addition of a third vessel in May, an increase in harbor tugs vessel revenues of 31.7 percent due mainly to increased calls at the port of Manzanillo and LNG terminal, and an increase in shipyard revenues of 19.3 percent due to the type of work performed.

Maritime revenues decreased 4.7 percent during the first six-month of 2016 compared to the same period last year, mainly due to lower offshore segment revenues of 19.9 percent and utilization of 72 percent, partially offset by an increase in product tankers revenues of 20.5 percent due to utilization of 99 percent, an increase in chemical tankers revenues of 31.3 percent, an increase in revenues of harbor tug vessels of 17.3 percent and improved shipyard revenues of 15.9 percent.

Second-quarter Maritime operating profit decreased from $148.1 million in 2015 to a loss of $10.6 million in 2016, mainly attributable to lower utilization of vessels in the offshore segment and considering that the strategic cost reductions will be shown in the coming months,  partially offset by improved results in the product tankers, harbor tugs vessel and shipyard segments. During the first six months of 2016 Maritime operating profit decreased from $276.0 million in 2015 to $173.4 million in 2016, mainly due to lower utilization in the offshore segment, partially offset by improved results in product tankers, chemical tankers and shipyard segments, as well as a non-recurring charge of $63.6 million in the second quarter of 2015 attributable to the sale of a product tanker, as well as favorable exchange rates.

Second-quarter 2016 Maritime EBITDA decreased 53.3 percent to $151.1 million compared to 323.2 million in the same period of 2015.  EBITDA margin was 26.5 percent in the 2016 second quarter. During the first six months of 2016 Maritime EBITDA decreased 19.1 percent to $487.6 million compared to $602.7 million in the same period last year. First-half 2016 Maritime EBITDA margin was 37.1 percent.

Ports and Terminals revenues increased 7.9 percent in the 2016 second quarter compared to the same period last year, primarily attributable to improved agencies revenues, as well as increased revenues in the Maintenance and Repair segment and in the intermodal terminal attributable to favorable exchange rates. During the first six months of 2016, Ports and Terminals revenues increased 11.8 percent compared to the same period last year.

Second-quarter 2016 Ports and Terminals operating profit increased 14.2 percent to $8.2 million compared to $7.2 million in the same period of 2015, mainly due to improved agencies and intermodal terminal revenues attributable to favorable exchange rates, partially offset by reduced results at the port operations in Tuxpan, Tampico and Acapulco. During first six months of 2016 Ports and Terminals operating profit increased 18.4 percent to $22.4 million compared to $19.0 million in the first six months of 2015.

Ports and Terminals EBITDA for the 2016 second quarter increased to $11.3 million, and EBITDA margin was 15.4 percent. During first six months of 2016 Ports and Terminals EBITDA increased to $28.6 million, EBITDA margin was 19.1 percent.

DEBT
As of June 30, 2016, TMM’s total net debt was $9,686.8 million. In the second quarter, the Company paid approximately $378.5 million on its Trust Certificates debt, including $70 million of principal. Of TMM’s total debt, $673.8 million, or 6.3 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 06/30/16	As of 12/31/15
Mexican Trust Certificates (1)	$9,724.3	$9,752.6
Other Corporate Debt	888.9	927.7
Total Debt	$10,613.2	$10,680.3
Cash	926.4	1,045.4
Net Debt	$9,686.8	$9,634.9

*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	June 30,	December 31,
	2016	2015

Current assets:
Cash and cash equivalents	926.4	1,045.4
Accounts receivable
Accounts receivable - Net	983.0	1,048.4
Other accounts receivable	313.6	191.6
Prepaid expenses and others current assets	174.7	124.0
Non-current assets held for sale	184.2	194.2
Total current assets	2,582.0	2,603.6
Property, machinery and equipment	10,038.8	10,056.5
Cumulative Depreciation	(799.7)	(517.8)
Property, machinery and equipment - Net	9,239.1	9,538.6
Other assets	259.6	273.8
Total assets	12,080.7	12,416.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	673.8	684.7
Suppliers	258.1	279.0
Other accounts payable and accrued expenses	505.0	486.5
Liabilities directly associated with non-current assets held for sale	56.4	107.7
Total current liabilities	1,493.4	1,558.0
Long-term liabilities:
Bank loans	302.7	320.9
Trust certificates debt	9,636.7	9,674.6
Deferred taxes	218.1	219.6
Other long-term liabilities	218.2	211.2

Total long-term liabilities	10,375.7	10,426.3
Total liabilities	11,869.0	11,984.3

Total stockholders´ equity	211.7	431.8

Total liabilities and stockholders´ equity	12,080.7	12,416.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Ports and Terminals	571.1	750.3	1,313.6	1,378.6
Maritime	72.9	67.6	150.3	134.5
Corporate and others	18.5	18.5	37.0	37.0
Revenues from freight and services	662.6	836.4	1,500.9	1,550.1

Ports and Terminals	(420.1)	(427.1)	(826.1)	(776.0)
Maritime	(61.7)	(56.4)	(121.7)	(107.6)
Corporate and others	(18.7)	(18.2)	(36.9)	(36.3)
Cost of freight and services	(500.4)	(501.7)	(984.6)	(919.9)

Ports and Terminals	(161.7)	(175.0)	(314.1)	(326.7)
Maritime	(3.1)	(4.1)	(6.2)	(7.9)
Corporate and others	(1.8)	(1.9)	(3.6)	(3.7)
Depreciation and amortization	(166.6)	(181.0)	(324.0)	(338.3)

Corporate expenses	(65.1)	(72.0)	(127.3)	(126.3)
Ports and Terminals	(10.6)	148.1	173.4	276.0
Maritime	8.2	7.2	22.4	19.0
Corporate and others	(2.0)	(1.6)	(3.6)	(3.1)
Other (expenses) income - Net	108.4	(5.3)	109.5	10.9
Operating Income	38.7	76.5	174.5	176.4
Financial (expenses) income - Net	(204.8)	(205.2)	(398.6)	(398.6)
Exchange gain (loss) - Net	8.2	2.1	4.2	5.2
Net financial cost	(196.6)	(203.1)	(394.4)	(393.4)
Loss before taxes	(157.9)	(126.6)	(219.9)	(217.0)
Provision for taxes	(0.7)	(0.8)	(1.5)	(1.3)

Net loss before discontinuing operations	(158.6)	(127.4)	(221.4)	(218.3)
Loss from discontinuing operations	16.5	(9.6)	1.2	(31.2)
Net loss for the period	(142.1)	(137.0)	(220.1)	(249.4)

Attributable to:
Minority interest	(0.8)	(0.8)	(0.4)	(0.7)
Equity holders of GTMM, S.A.B.	(141.3)	(136.2)	(219.7)	(248.7)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.4)	(1.3)	(2.1)	(2.4)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.4)	(1.3)	(2.1)	(2.4)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Cash flow from operation activities:
Net loss before discontinuing operations	(158.6)	(127.4)	(221.4)	(218.3)
Charges (credits) to income not affecting resources:
Depreciation & amortization	184.8	201.6	361.2	378.1
Other non-cash items	110.3	242.1	292.0	442.5
Total non-cash items	295.0	443.7	653.2	820.7
Changes in assets & liabilities	219.4	(193.1)	(75.3)	(261.1)
Total adjustments	514.5	250.6	577.9	559.5
Net cash provided by operating activities	355.9	123.2	356.6	341.3

Cash flow from investing activities:
Proceeds from sales of assets	7.2	51.8	7.2	62.9
Payments for purchases of assets	(6.6)	(5.1)	(11.1)	(55.2)
Proceeds from sales of subsidiaries		696.6		696.6
Net cash provided by (used in) investment activities	0.6	743.3	(3.8)	704.4

Cash flow provided by financing activities:
Short-term borrowings (net)	(15.4)	(141.5)	(22.1)	(201.9)
Repayment of long-term debt	(419.4)	(43.7)	(474.2)	(311.3)
Proceeds from issuance of long-term debt				30.0
Net cash used in financing activities	(434.8)	(185.2)	(496.3)	(483.2)
Exchange losses on cash	26.1	7.7	24.7	11.3
Net (decrease) increase in cash	(52.2)	689.1	(118.9)	573.8
Cash at beginning of period	978.6	627.8	1,045.4	743.0
Cash at end of period	926.4	1,316.9	926.4	1,316.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.